

07006798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED APR - 2 2007 WASH., D.C. 186 SECTION

SEC FILE NUMBER
8- 48914

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swiss Re Capital Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) NY (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Santangelo (212)317-5096
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Santangelo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swiss Re Capital Markets Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



MONICA CORRY
Notary Public, State of New York
No.01CO5071313
Qualified in Richmond County
Commission Expires January 6, 2007 11

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5


SEC MAIL PROCESSING
RECEIVED
APR - 2 2007
WASH. D.C. SECTION
186

To the Board of Directors and Stockholder of
Swiss Re Capital Markets Corporation:

In planning and performing our audit of the consolidated financial statements of Swiss Re Capital Markets Corporation (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company for the following:

1. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.



This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 30, 2007


SEC MAIL PROCESSING
RECEIVED
APR - 2 2007
WASH, D.C.
186
SECTION

Swiss Re Capital Markets Corporation

Consolidated Statement of Financial Condition
December 31, 2006

Swiss Re Capital Markets Corporation
Index
December 31, 2006

Page(s)

This report contains the following:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To The Board of Directors and Stockholder of
Swiss Re Capital Markets Corporation:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Swiss Re Capital Markets Corporation and its subsidiary (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



March 30, 2007

Swiss Re Capital Markets Corporation
Consolidated Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 39,071,787
Securities failed-to-deliver	8,900,000
Short-term investments, at fair value	6,921,404
Securities purchased under agreements to resell	70,036,978
Financial contracts receivable, at fair value, net with affliate	36,969
Receivable from affiliates	8,062,058
Receivable from third parties	1,950,000
Prepaid expenses	205,888
Property, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $407,899	738,987
Taxes receivable	88,242
Deferred tax asset	916,077
Other assets	598,739
Total assets	$ 137,527,129
Liabilities	
Accounts payable and accrued expenses	$ 2,966,562
Payable to affiliate	9,152,639
Current income taxes payable	10,707,602
Total liabilities	22,826,803
Liabilities subordinated to claims of general creditors	30,000,000
Stockholder's equity	
Common stock - $0.01 par value - 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	57,499,999
Retained earnings	27,200,326
Total stockholder's equity	84,700,326
Total liabilities and stockholder's equity	$ 137,527,129

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Nature of Operations and Organization of the Company

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective July 2, 2001, became a wholly owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), which is ultimately owned by Swiss Reinsurance Company of Zurich, Switzerland (the "Parent"). Prior to July 2, 2001, the Company was a wholly owned subsidiary of Swiss Re New Markets Corporation. The Company was established to conduct securities and investment business. During the year, the Company acted as introducing agent and co-agent for a variety of transactions involving credit securitizations and the sale of securities that are sensitive to insurance risks ("CAT Securities") in the secondary market. Additionally, the Company may maintain positions in these securities as part of its proprietary trading activities. The Company also acted as underwriter on certain CAT Securities and structured credit transactions.

On September 22, 2002 and November 5, 2002 the Company purchased common shares in Swiss Re Capital Markets Japan Corporation ("SRCMJ"), purchasing 100 shares on each occasion for an aggregate investment of $10,000,000, representing all of the currently outstanding shares of SRCMJ. SRCMJ is a Delaware corporation incorporated on August 15, 2002 and registered with the Japan Financial Services Agency for registration under the Law Concerning Foreign Securities Firms of 1971. SRCMJ operates in Tokyo through a branch office. The functional currency of SRCMJ is the U.S. dollar.

The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statement includes the accounts of the Company and its wholly-owned subsidiary, SRCMJ. All intercompany balances and transactions are eliminated in consolidation.

Securities Transactions

Proprietary securities transactions are recorded on the trade date. Proprietary securities are valued at fair value, which is generally obtained from publicly quoted market prices or broker or dealer price quotations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2006, cash includes demand deposits in banks and cash equivalents is an investment in a money market fund of a large financial institution investing primarily in short-term U.S. government and agency securities. Approximately $27.1 million of cash is held at a large U.S. bank and $10.2 million of cash is held at a large Japanese bank.

Short-Term Investments

Short-term investments, which represent investments in United States Treasury Bills, are carried at fair value based upon quoted market prices.

Property, Equipment and Leasehold Improvements
Property and equipment are recorded at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets, generally three years. Leasehold improvements are recorded at historical cost and amortized on a straight-line basis over the shorter of the economic useful lives of the assets or the date of the termination of the lease.

Securities Failed-to-Deliver
Fails-to-deliver arise when the Company does not deliver securities on settlement date. The Company records the selling price as a receivable from the purchasing broker-dealer. The receivable is collected upon delivery of the securities.

Securities Purchased Under Agreements to Resell
Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "reverse repos"), are accounted for as collateralized financings and are carried in the consolidated statement of financial condition at their contractual amount plus accrued interest. At December 31, 2006, the Company had an open reverse repo with a major U.S. bank.

It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the contract value and accrued interest of open reverse repos. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2006, the Company has accepted collateral with a fair value of $70,221,197 that the Company is permitted by contract or custom, to sell or repledge, and none has been sold or repledged as of December 31, 2006. The collateral is being held at one large U.S. bank.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

Financial Contracts Receivable
Financial contracts receivable is comprised of a forward contract with an affiliate carried at fair value.

Fair value is generally based on listed market prices or broker or dealer quotations. If listed market prices or quotations are not available, fair value is based on management's estimates derived from using valuation models. These models utilize, among other factors, current interest rates, market prices, market volatility and other data, as applicable.

Income Taxes
In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

Benefit Plans
SRCMJ has two employee benefit plans for its employees in Japan. There are no plan assets associated with the plans. The benefits are based on years of service and a percentage of the employee's compensation. At December 31, 2006, a payable of $1,132,023 relating to these plans is included in accounts payable and accrued expenses in the consolidated statement of financial condition.

Use of Estimates
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

3. Financial Instruments

The Company does not use derivative financial instruments for trading purposes. Derivatives used for economic hedging purposes include forwards. Unrealized gains or losses on these derivative contracts are recognized currently in other income on the consolidated statement of income. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of forwards are recorded in financial contracts receivable or financial contracts payable, at fair value, with affiliate, as appropriate.

4. Other Assets

Other assets on the consolidated statement of financial condition consist primarily of a lease deposit, an investment advisory license deposit and various memberships, all relating to SRCMJ.

5. Commitments and Guarantees

The Tokyo branch office of SRCMJ has a contractual obligation under a non-cancellable operating lease agreement which expires on July 31, 2007. The future minimum rental payment in 2007 under this lease is approximately $203,660. The lease agreement does not contain any free rent or escalation clauses.

In March 2007, the Tokyo branch office of SRCMJ entered into a commitment to renew its existing operating lease agreement for a 2-year term commencing on August 1, 2007. Aggregate future annual rental payments under the renewed lease are approximately $158,485 for 2007 and $380,365 for 2008.

FASB Interpretation 45 requires the disclosures of representations and warranties which the Company enters into which may provide general indemnification to others.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6. Related Party Transactions

The Company has an agreement with an affiliate, Swiss Re Financial Products Corporation ("SRFPC"), whereby certain services are performed on behalf of the Company. The Company and SRFPC share office space and jointly incur various expenses that are paid by SRFPC, including occupancy costs and compensation and benefits attributable to SRFPC employees. At December 31, 2006, a payable of $8,978,976 related to this activity is included in the payable to affiliate in the consolidated statement of financial condition.

The Company has an agreement with SRFPC to act as agent in the purchase and sale of CAT Securities and other financial instruments. At December 31, 2006, a receivable of $1,049,000 related to this activity is recorded, net, in the payable to affiliate in the consolidated statement of financial condition.

SRCMJ entered into a foreign exchange forward contract with an affiliate, SRFPC, in order to economically hedge its foreign currency exposure. The forward contract is carried at fair value. The fair value of the contract as of December 31, 2006 is an asset of $36,969.

The Company has an agreement with SRFPC whereby certain services are performed in Japan on behalf of SRFPC. SRFPC reimburses the Company for all Japan related costs plus a mark-up of 5%. SRFPC prepays the Company for these expenses and at December 31, 2006, unearned revenue of $1,018,099 related to this activity is included in the payable to affiliate in the consolidated statement of financial condition.

The Company acts as introducing agent or underwriter on certain CAT and Credit securities transactions for related parties. At December 31, 2006, the Company has $8,062,058 which is included in receivable from affiliates in the consolidated statement of financial condition related to this activity.

In 2003, the Company entered into a revolving subordinated loan agreement with SRFPC. Under the terms of the agreement, SRFPC agrees to issue revolving credit loans to the Company from time to time not to exceed $750,000,000 in the aggregate with the outstanding balance available in computing net capital pursuant to SEC Rule 15c3-1. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow, repay, and reborrow such amounts subject to the provisions of the agreement and regulatory requirements. The facility is available for a period of 5 years and bears interest based on LIBOR. Accrued interest of $204,564 related to this activity is included in payable to affiliate on the consolidated statement of financial condition.

On May 24, 2006, the Company entered into a temporary subordinated loan agreement with SRFPC. Under the terms of the agreement, SRFPC loaned $150,000,000 to the Company for inclusion in the computation of its net capital pursuant to SEC Rule 15c3-1. The loan was due after 45 days and bore interest at 6.32% per annum. The Company repaid the temporary subordinated loan on May 26, 2006.

The carrying amount of subordinated loan agreements approximates fair value due to borrowings at market rate.

In 2004, the Company entered into an agreement with a former affiliate, Fox-Pitt, Kelton (Asia) Limited ("FPKA"), to act as investment advisor to FPKA. Pursuant to this agreement, FPKA reimburses SRCMJ for costs associated to this activity. The agreement terminated in 2006.

7. Income Taxes

For the year ended December 31, 2006, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with SRAH. The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

At December 31, 2006, SRCMJ has net operating losses of approximately $1,010,730 available for federal purposes which will expire between 2024 and 2026. These losses and basis differences, in connection with employee benefits, incentive compensation and foreign exchange activity comprise the Company's net deferred tax asset.

At December 31, 2006, a valuation allowance of $49,288 (gross) was established against the net deferred tax asset including the tax loss carryforwards described above, of SRCMJ. The deferred tax asset included in the consolidated statement of financial condition is that of the Tokyo branch office.

8. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include forward and foreign exchange contracts. These derivative financial instruments are used to manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Forward contracts provide for the delayed delivery of the underlying instrument. The credit risk for forward contracts is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company may also maintain positions in these securities as part of its trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

9. Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company's net capital of $93,161,997 exceeded required net capital of $1,326,076 by $91,835,921. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1

The assets and liabilities of SRCMJ have been consolidated in the statement of financial condition but have not been consolidated in the Company's net capital computation nor have they been included in the Company's unaudited Part II FOCUS report as of December 31, 2006 (Form X-17A-5).

The Company is exempt from the provisions of Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(i) of the Rule.

10. New Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 establishes a minimum threshold for financial statement recognition of uncertain tax positions taken in filing tax returns and requires certain expanded tax disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of FIN 48 on the consolidated statement of financial condition. Management does not believe that FIN 48 will have a material impact on the consolidated statement of financial condition.

END